Exhibit 99.4
120 Collins Street
Melbourne 3000
Australia
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Press release

Rio Tinto receives US$2.025 billion binding offer for the majority of Alcan Packaging businesses
18 August 2009
Rio Tinto has received a binding offer from Amcor to acquire the majority of the Alcan Packaging businesses, comprising Alcan Packaging global pharmaceuticals, global tobacco, food Europe and food Asia divisions, for a total consideration of US$2.025 billion. Rio Tinto recently announced the sale of the Alcan Packaging food Americas division to Bemis Company, Inc for US$1.2 billion. The remaining Beauty packaging division will be divested separately.
A period of exclusivity with Amcor has been agreed, and Rio Tinto will respond to this binding offer following consultation with the relevant European works councils.
“We have already agreed to asset sales of US$6.6 billion over the last 18 months, despite the challenging financial markets,” said Guy Elliott, chief financial officer, Rio Tinto. “We believe Amcor’s offer is in the interests of all stakeholders. These businesses would be acquired by a leading player in the global packaging sector that is very well placed to enable ongoing success of the businesses. In addition, we believe that this offer would deliver good value to Rio Tinto shareholders.”
Alcan Packaging global pharmaceuticals, global tobacco, food Europe and food Asia divisions have approximately 14,000 employees at 80 locations in 28 countries. In 2008, these businesses generated revenues of US$4.1 billion, accounting for 62 per cent of Alcan Packaging’s total revenues. For the first six months of 2009, the businesses generated total revenues of US$1.8 billion.
Completion of the potential transaction would be subject to customary closing conditions, including regulatory approvals in Europe and in the United States. In addition, the binding offer purchase price and consideration received is subject to certain adjustments, including an adjustment based on the financial performance of the Alcan Packaging businesses and the value at closing of certain transferred liabilities.
During 2008, Rio Tinto announced divestments comprising the Greens Creek mine in Alaska for US$750 million, its interest in the Cortez operation in Nevada for US$1.695 billion and the Kintyre uranium project in Western Australia for US$495 million. Announced transactions in 2009 comprise the Group’s interest in the Ningxia aluminium smelter in China for US$125 million, its potash assets and Brazilian iron ore operations for US$1.6 billion, its Jacobs Ranch coal mine in the United States for US$761 million and Alcan Packaging Food Americas to Bemis Inc for US$1.2 billion. The divestment programme continues for other assets identified for sale, including Alcan Engineered Products.
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Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

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About Alcan Packaging
Alcan Packaging is a global leader in value-added specialty packaging for the food, pharmaceutical, beauty and tobacco industries. Headquartered in Paris, France, it delivers multi-material innovative solutions to customers around the world using plastics, engineered film, aluminium, paper, paperboard and glass.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
About Amcor
Amcor is a global packaging manufacturer offering a broad range of plastic, fibre, metal and glass packaging products and associated packaging related services. It operates through five substantial operating divisions across Australasia, North America, Latin America, Europe and Asia. Amcor’s headquarters are in Melbourne, Australia. The company operates in 34 countries with 226 sites across those countries and employs approximately 21,000 people worldwide. For the year ended 30 June 2009, Amcor generated A$9.53 billion in revenue.
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